AB 3/20

AB 3/10

SEC Mail Processing Section

FEB 29 2012

Washington, DC 121

UNI 12013918

SECURITIESANDE

Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERWYN FINANCIAL SERVICES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 LANCASTER AVE
(No. and Street)

BERWYN (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN M RYAN 610-408-9850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIANA CARR O'CONNOR & LYNAM, LLP
(Name – *if individual, state last, first, middle name*)

1500 E LANCASTER AVE, SUITE 202, PAOLI PA 19301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, KEVIN M RYAN, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMPANY: BFS 800279, BFS 800287 & BFS 800457. EDWARD KILLEN: BFS 601705, BFS 601853, BFS 601934, BFS 601361 & BFS 702773. ROBERT KILLEN: BFS 303577, BFS 400033, BFS 400068, BFS 400076, BFS 701564 & BFS 800066.

Kevin M Ryan
Signature

President
Title

Susan M Harris
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
SUSAN M. HARRIS, Notary Public
Easttown Twp., Chester County
My Commission Expires October 19, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sworn to and subscribed before me
this 29th day of Feb 2012

Susan M Harris

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
SUSAN M. HARRIS, Notary Public
Easttown Twp., Chester County
My Commission Expires October 19, 2015

Financial Report

BERWYN FINANCIAL SERVICES CORP.

December 31, 2011 and 2010

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

BERWYN FINANCIAL SERVICES CORP.

Financial Statements and Supplementary Financial Information
For the Years Ended December 31, 2011 and 2010

and

INDEPENDENT AUDITOR'S REPORT

INDEX

	Page Number
Independent Auditor's Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplementary Financial Information	
Computation of Net Capital	11
Computation for Determination of Reserve Requirements	12
Information Relating to Possession or Control Requirements	13
Notes to Supplemental Schedules	14

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying statements of financial condition of Berwyn Financial Services Corp. as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and Notes to Supplemental Schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

February 27, 2012

BERWYN FINANCIAL SERVICES CORP.
Statements of Financial Condition
December 31, 2011 and 2010

Assets	2011	2010
Cash	$ 1,102	$ 1,102
Due from clearing broker	5,989	16,345
Customer receivables	12,525	11,929
Other receivables	1,087	3,455
Investments, at fair value	295,498	298,277
Prepaid expenses	15,248	12,389
Restricted cash	50,000	50,000
Total assets	$381,449	$393,497
Liabilities and stockholders' equity		
Liabilities:		
Due to clearing broker	$ 94,273	$ 94,944
Accounts payable and accrued expenses	23,160	13,105
Total liabilities	117,433	108,049
Stockholders' equity:		
Common stock, $1 par value; 200,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	150,000	150,000
Retained earnings	94,516	115,948
Total stockholders' equity	264,016	285,448
Total liabilities and stockholders' equity	$381,449	$393,497

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions and fees	$387,640	$409,376
Interest and dividends	13,551	25,703
Realized gain	-0-	19,992
Unrealized gain (loss) on investments, net	(2,779)	34,650
Other	1,080	534
Total revenues	399,492	490,255
Expenses:		
Conventions and education	2,486	-0-
Dues and subscriptions	984	507
Employee benefits	15,570	20,023
Insurance	1,550	505
Interest	4,993	5,522
Management fee	44,515	30,406
Marketing	3,150	1,750
Miscellaneous	439	-0-
Office	11,430	9,080
Payroll taxes	12,370	9,649
Professional fees	39,951	28,444
Profit sharing	15,286	-0-
Registration fees and other taxes	13,407	11,894
Rent	13,452	13,108
Salaries and bonuses	152,857	149,400
Trade clearing	88,447	127,800
Travel	37	1,038
Total expenses	420,924	409,126
Net income (loss)	$ (21,432)	$ 81,129

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2010	19,500	$19,500	$150,000	$ 34,819	$204,319
Net income				81,129	81,129
Balance, December 31, 2010	19,500	19,500	150,000	115,948	285,448
Net loss				(21,432)	(21,432)
Balance, December 31, 2011	19,500	$19,500	$150,000	$ 94,516	$264,016

(The accompanying notes are an integral part of these financial statements.)

BERWYN FINANCIAL SERVICES CORP.
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (21,432)	$ 81,129
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Unrealized (gain) loss on investments, net	2,779	(34,650)
(Increase) decrease in:		
Due from clearing broker	10,356	(9,594)
Customer receivables	(596)	(2,329)
Other receivables	2,368	(3,455)
Prepaid expenses	(2,859)	(4,008)
Increase (decrease) in:		
Due to clearing broker	(671)	(14,567)
Accounts payable and accrued expenses	10,055	2,677
Accrued profit sharing expense	-0-	(15,285)
Net cash used by operating activities	-0-	(82)
Net decrease in cash	-0-	(82)
Cash, beginning	1,102	1,184
Cash, ending	$ 1,102	$ 1,102
Supplemental information:		
Cash paid during the year for:		
Interest	$ 4,993	$ 5,522

(The accompanying notes are an integral part of these financial statements.)

(1) DESCRIPTION OF BUSINESS

Berwyn Financial Services Corp. (the Company) is a broker-dealer and investment advisor that is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing organization. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing organization.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash is comprised of funds on deposit with the Company's clearing organization.

Investments

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at quoted market prices as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statements of operations.

Commissions and Fees

Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. Advisory fees are recorded quarterly based upon the market value of funds under management at the end of each quarter.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment and Depreciation

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years. All equipment was fully depreciated at December 31, 2011 and 2010.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentrations of Risk

Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments. The degree and concentration of risk varies by the type of investment. Management continually monitors the performance of the investments to minimize its risk.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year's presentation.

(3) RELATED PARTIES

The Company derives a substantial portion of its revenues from three affiliated entities, The Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (collectively the Funds). The Funds are managed by The Killen Group, a party related through common ownership and management. Commissions generated from transactions with the Funds represent approximately 44% and 48% of the total commissions and fee revenue of the Company for 2011 and 2010, respectively. Additionally, the Company earns an annual fee from this party for servicing the Funds.

The Company provides investment advisory services which are managed, on behalf of the Company, by the same related party discussed above. The Company pays the related party a management fee of 85% of the advisory fees earned by the Company.

The Company also leases furnished office space from the related party under a lease agreement which expires December 31, 2013. The lease is classified as an operating lease and provides for minimum monthly rentals of $1,078 through August 31, 2010 and $1,121 thereafter as well as a percentage of electric and cleaning costs. Future minimum lease payments for each of the next two years total $13,452.

(3) RELATED PARTIES (CONTINUED)

Related party transactions were as follows:

	2011	2010
Commissions revenue earned	$168,641	$194,980
Service fee income	2,150	1,450
Management fee expense	44,515	30,406
Rent	13,452	13,108
Other receivable at December 31 due from the Funds	-0-	3,386
Accounts payable and accrued expenses at December 31 due The Killen Group	12,160	13,105

In addition, during the years ended December 31, 2011 and 2010, the Company paid one of its stockholders for consulting services. Costs incurred for these services for 2011 and 2010 were approximately $6,000 and $5,000, respectively.

(4) FAIR VALUE MEASUREMENT

The Fair Value Measurements and Disclosures topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB Codification are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset, either directly or indirectly.
- Level 3 are unobservable inputs for the asset and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

(4) FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Level 1	Level 2	Level 3	Total
2011				
Securities owned:				
Mutual funds	$295,498	$-0-	$-0-	$295,498
2010				
Securities owned:				
Mutual funds	$298,277	$-0-	$-0-	$298,277

Investments carried at quoted market values are as follows:

	2011	2010
The Berwyn Fund	$138,378	$136,068
Berwyn Income Fund	113,954	117,407
Berwyn Cornerstone Fund	43,166	44,802
	$295,498	$298,277

(5) DUE TO CLEARING BROKER

Under an agreement with the Company's clearing broker, National Financial Services Corporation, the Company can borrow, on margin, up to 70% of the market value of its investments. The loan is collateralized by the investments described in Note 4. Interest is paid monthly at a variable rate. At December 31, 2011, the interest on the margin account was 6%.

(6) INCOME TAXES

At December 31, 2011, the Company has Federal and state net operating loss carryforwards of approximately $225,000 which expire at various dates through 2030.

At December 31, 2011 and 2010, the Company had a valuation allowance representing 100% of its net deferred tax assets. At December 31, 2007, the Company recorded a reserve because it could not determine whether it was more likely than not that the deferred tax assets arising from the utilization of net operating loss carryforwards would be realized. At December 31, 2011 and 2010, the Company also could not make this determination.

(6) INCOME TAXES (CONTINUED)

The tax effects of the major items recorded as deferred tax assets are:

	2011	2010
Net operating loss	$ 54,500	$ 54,500
Less: valuation allowance	(54,500)	(54,500)
Net deferred income tax asset	$ -0-	$ -0-

The Company is no longer subject to U.S. Federal and State examinations by tax authorities for 2007 and prior.

(7) PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $15,286 in 2011. The Board decided not to make a contribution for 2010.

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $190,831 which was $140,831 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1 as of December 31, 2011.

The Company is also required to maintain net capital of $100,000 under its agreement with its clearing broker.

(9) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

BERWYN FINANCIAL SERVICES CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

BERWYN FINANCIAL SERVICES CORP.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

BERWYN FINANCIAL SERVICES CORP.
Notes to Supplemental Schedules
December 31, 2011

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2011 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2011 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

BERWYN FINANCIAL SERVICES CORP.

Year Ended December 31, 2011

SIANA CARR O'CONNOR & LYNAM, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

In planning and performing our audit of the financial statements of Berwyn Financial Services Corp. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

February 27, 2012